

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Daniel Burrows
Chief Executive Officer
Fidelis Insurance Holdings Limited
Waterloo House
100 Pitts Bay Road
Pembroke
Bermuda HM08

> **Re: Fidelis Insurance Holdings Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 1, 2023**
> **CIK No. 0001636639**

Dear Daniel Burrows:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Summary
Our Competitive Strengths, page 18

1.   Refer to your response to comment 4. Please clarify the basis for your belief that you do not have exposure to historic adverse settlement issues in the same way as many of your peers and competitors by disclosing what you mean by "historic legacy issues," "at that time" and "that period" in your statement on page 18 that Fidelis did not underwrite any policies that had exposure to "historic legacy issues" as compared to many of its longer

established peers who either were writing business "at that time" or may have written legacy risk related to "that period" and therefore may be exposed to such losses.

Risk Factors
Risks Relating to the Group's Business and Industry
If FIHL were deemed to be an investment company, page 51

2.   Refer to your response to comment 6. Please revise your disclosure in this risk factor to include the response you included in your March 1, 2023 response letter.

Legal Proceedings, page 166

3.   Please revise to include quantitative disclosure on page 167 regarding the potential exposure to claims related to the leased aircraft within Russia.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown, Acting Legal Branch Chief, at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance